Mail Stop 4561

March 12, 2008

Mark P. Dentinger
Executive Vice President,
    Chief Financial Officer
BEA Systems, Inc.
2315 North First Street
San Jose, California 95131
(408) 570-8000

>   **Re: BEA Systems, Inc. (File No. 000-22369)**
>   **Form 10-K for the Fiscal Year Ended January 31, 2007**
>   **Form 10-Q for the Quarterly Period Ended October 31, 2007**
>   **Form 8-K filed November 15, 2007**

Dear Mr. Dentinger:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief